UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13D-101)

                   Under the Securities Exchange Act of 1934*

                             NACCO Industries, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   629579 10 3
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 6, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1 (b)(3) or (4), check the following box /_/.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.





         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  629579 10 3                 13D            Page   2   of   18   Pages




     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Rankin Associates II, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) X
                                                        (b)


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /__/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH

                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            0


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *      /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      0%


    14       TYPE OF REPORTING PERSON*

                      PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3              13D               Page   3   of   18   Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Rankin Management, Inc.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) O
                                                                   (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /_/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Georgia


                                            7      SOLE VOTING POWER

                                                            738,295

              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                    0
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                            0


                                           10      SHARED DISPOSITIVE POWER

                                                            738,295


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      738,295


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *  /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      11.4%


    14       TYPE OF REPORTING PERSON*

                      CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3              13D              Page   4    of   18   Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Clara L. T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) O
                                                (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /__/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA


                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     14,000
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER


                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            752,295


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      752,295


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      11.6%


    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3               13D             Page   5    of   18   Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Alfred M. Rankin, Jr.


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) 0
                                                                 (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /__/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA


                                            7      SOLE VOTING POWER

                                                            28,600

              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     996,330
            EACH REPORTING
             PERSON WITH
                                            9      SOLE DISPOSITIVE POWER

                                                            28,600


                                           10      SHARED DISPOSITIVE POWER

                                                            996,330

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,024,930


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *  /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      15.8 %


    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3             13D                Page   6   of   18   Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Thomas T. Rankin


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) 0
                                                                      (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /__/ ITEMS 2(D) OR 2(E)



     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA


                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     849,624
            EACH REPORTING
             PERSON WITH
                                            9      SOLE DISPOSITIVE POWER

                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            849,624


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      849,624


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*       /__/



    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      13.1 %


    14       TYPE OF REPORTING PERSON*

                      IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3          13D                   Page   7   of   18   Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Claiborne R. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) 0
                                                                  (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   /__/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA


                                            7      SOLE VOTING POWER

                                                            10,360

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   838,123
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            10,360

                                           10      SHARED DISPOSITIVE POWER

                                                            838,123


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      848,483


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *   /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      13.1 %


    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3            13D                Page   8   of   18   Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Roger F. Rankin


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) 0
                                                               (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /__/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA


                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   859,975
               OWNED BY
            EACH REPORTING
             PERSON WITH
                                            9      SOLE DISPOSITIVE POWER

                                                            0


                                           10      SHARED DISPOSITIVE POWER

                                                            859,975

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      859,975


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *            /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      13.3 %


    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 10 3              13D               Page   9   of   18   Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Bruce T. Rankin


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) 0
                                                                    (b) X


     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

                      00 - See Item 3


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO /__/ ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            738,295


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      738,295


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *  /__/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      11.4 %


    14       TYPE OF REPORTING PERSON*

                      IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 629579 10 3                                        Page 10 of 18 Pages



         The undersigned Reporting Persons hereby file this Schedule 13D (this "Schedule 13D") in connection with (a) the formation of Rankin Associates II, L.P., a Delaware limited partnership (the "Partnership"), (b) the execution and delivery of the Limited Partnership Agreement of Rankin Associates II, L.P. (the "Partnership Agreement"), dated as of February 6, 1998, among Rankin Management, Inc., a Georgia corporation and the general partner of the Partnership ("RMI"), and the limited partners of the Partnership (collectively, the "Partners"), and
(c) the Partners' contribution, in the aggregate, of 738,295 shares of Class A Common Stock of NACCO Industries, Inc. to the Partnership as initial capital contributions in exchange for partnership interests in the Partnership (the "Partnership Interests") proportionate to such contributions.

Item 1. Security and Issuer

         This statement relates to Class A Common Stock ("Class A Common"), of NACCO Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Item 2. Identity and Background

         (a)-(c) Pursuant to Rules 13D-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of the Partnership and its Partners as identified below (collectively, the "Reporting Persons"). The Partners may be deemed as a group, pursuant to Rule 13D-5(b)(1), to have acquired beneficial ownership of the 738,295 shares of Class A Common which was contributed to the capital of the Partnership when the Partners executed and delivered the Partnership Agreement.

         Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

         The name, state of organization, principal business, address of the principal business and the address of the principal office for each of the Partnership and RMI, are as follows:

                  Rankin Associates II, L.P., is a Delaware limited partnership. Its principal business is to hold under common management certain of the Class A Common beneficially owned by the Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

                  Rankin Management, Inc., is a Georgia corporation and the general partner of the Partnership. The principal business of RMI is to act as a general and managing partner of the Partnership and of CTR Family Associates, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of RMI consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

CUSIP NO. 629579 10 3                                        Page 11 of 18 Pages


         The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for the Reporting Persons, other than RMI or the Partnership (hereinafter, the "Reporting Individuals"), are as follows:

                  Clara L. T. Rankin. Mrs. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. She is not employed.

                  Alfred M. Rankin, Jr. Mr. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is Chairman, President and Chief Executive Officer of the Company.

                  Thomas T. Rankin. Mr. Rankin's business address is 2100 West Laburnam Avenue, Interstate Center, Suite 102, Richmond, Virginia 23227. He is the owner of Cross-Country Marketing.

                  Claiborne R. Rankin. Mr. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is self-employed.

                   Roger F. Rankin. Mr. Rankin is employed as a Vice President at Society Asset Management, Inc., a wholly owned subsidiary of KeyCorp, Inc., having a business address at 127 Public Square, Cleveland, Ohio 44115.

                   Bruce T. Rankin. Mr. Rankin's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is not employed.

         (d) None of the persons  identified in this Item 2 has, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Reporting Individuals identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

         Except as otherwise provided in this Item 3, a substantial majority of the Class A Common held by the Reporting Persons was acquired by such Reporting Persons when The North American Coal Corporation, an Ohio corporation, was reorganized as the Company in 1986, or subsequently

CUSIP NO. 629579 10 3                                        Page 12 of 18 Pages


as recipients of gifts or bequests of Class A Common, as successor trustees for trusts holding Class A Common. Additional shares of the Class A Common were acquired over time on the open market.

         RMI acquired its interest in the Class A Common when, in connection with the formation of the Partnership, the four shareholders of RMI, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, each contributed 2,000 shares of Class A Common to RMI in exchange for the issuance of 2,000 shares of the common stock of RMI.

         The Partnership acquired the Class A Common held by the Partnership as capital contributions from the Partners in connection with the formation of the Partnership and the execution and delivery of the Partnership Agreement.

Item 4. Purpose of Transaction

         The purpose of the formation of the Partnership, RMI and the Reporting Individuals entering into and delivering the Partnership Agreement, and the acquisition by the Partnership of the Class A Common is to (a) provide the Reporting Individuals with a mechanism for consolidating the management of their holdings of Class A Common in a manner that will allow coordinated family management of such Class A Common, (b) to facilitate the estate planning objectives of the Reporting Individuals, and (c) to provide a vehicle for exchanging Class A Common for shares of Class B Common Stock of the Company in the event that the Partnership is offered an opportunity to acquire such Class B Common Stock.

         Except as expressly set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP NO. 629579 10 3                                        Page 13 of 18 Pages

Item 5. Interest in Securities of the Issuer

         (a)-(b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 738,295 shares of the Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 11.4% of the outstanding Class A Common as of December 31, 1997.

         Each of the Reporting Persons has, as of February 6, 1998, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Class A Common as follows:

                  Rankin Associates II, L.P. Although the Partnership holds the 738,295 shares of Class A Common contributed by the Partners, it does not have any power to vote or to dispose of shares of Class A Common. Voting control of the Class A Common is held by RMI and the power to dispose of the Class A Common is shared by RMI and the Partners, all as more fully described below.

                   Rankin Management, Inc. RMI has the sole power to vote the 738,295 shares of Class A Common held by the Partnership, and has shared power to dispose of the 738,295 shares of Class A Common, which constitutes approximately 11.4% of the outstanding Class A Common. RMI exercises such powers by action of its board of directors which acts by majority vote. Currently the RMI's board of directors consists of Alfred M. Rankin, Jr., Claiborne R. Rankin, Roger F. Rankin and Thomas T. Rankin.

                  Clara L. T. Rankin. Mrs. Rankin shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals. In addition, Mrs. Rankin has a reversionary interest in 14,000 shares of Class A Common held by the an irrevocable trust created by the Agreement dated December 18, 1963, with National City Bank, a national banking association ("NCB"), as trustee, for the benefit of Elizabeth E. Brown. Mrs. Rankin, as an advisor to such trust, shares with NCB the power to vote and dispose of such 14,000 shares. Collectively, the 752,295 shares of Class A Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 11.6% of the outstanding Class A Common. NCB is a national banking association with its principal location at 1900 East 9th Street, Cleveland, Ohio 44113. To the knowledge of the Reporting Persons, during the last five years, NCB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NCB was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   Alfred M. Rankin, Jr. Mr. Rankin (a) shares with NCB the power to vote and dispose of 119,339 shares of Class A Common under the Agreement dated August 30, 1967, creating a trust for the benefit of Mr. Rankin;
(b) shares  with NCB the power

CUSIP NO. 629579 10 3                                        Page 14 of 18 Pages

to vote and dispose of 48,000 shares of Class A Common pursuant to the Agreement with Clara L. T. Rankin dated July 12, 1967, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 25,608 shares of Class A Common held by the A.M. Rankin, Sr. Trust A for the benefit of grandchildren; (d) shares with Helen Rankin Butler the power to vote and dispose of 23,966 shares of Class A Common held in a trust for the benefit of Helen Rankin Butler; (e) shares with Clara T. Rankin the power to vote and dispose of 23,966 shares of Class A Common held in trust for the benefit of Clara T. Rankin; (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals; (g) has the sole power to dispose of and vote 25,000 shares of Class A Common issuable upon the exercise of options exercisable within 60 days of the date hereof; (h) has the sole power to dispose of and vote an additional 3,600 shares of Class A Common; and (i) is deemed to share with his spouse the power to vote and dispose of 17,156 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,024,930 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 15.8% of the outstanding Class A Common. The business address of each of Clara T. Rankin and Victoire G. Rankin is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. Clara T. Rankin and Victoire G. Rankin are not employed. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, VT 05045. Mrs. Rankin Butler is employed as the Director of Camp Aloha Hive. To the knowledge of the Reporting Persons, during the last five years, Helen Rankin Butler, Clara T. Rankin or Victoire G. Rankin have not (individually or collectively) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Thomas T. Rankin. Mr. Rankin (a) shares with NCB the power to vote and to dispose of 85,371 shares of Class A Common under the Agreement dated December 29, 1967, creating a trust for the benefit of Mr. Rankin; (b) shares as Co-Trustee with his majority age son of a trust for the benefit of such son the power to vote and to dispose of 10,684 shares of Class A Common; (c) is deemed to share the power to vote and to dispose of 2,900 shares of Class A Common held by his spouse, 2,900 shares of Class A Common held by a son, and 9,474 shares of Class A Common held by another son, all of whom reside with Mr. Rankin; and (d) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 849,624 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 13.1% of the outstanding Class A Common.

                  Claiborne R. Rankin. Mr. Rankin (a) shares with NCB the power to vote and to dispose of 83,732 shares of Class A Common under the Agreement dated June 22, 1971, creating a trust for the benefit of Mr. Rankin; (b) has sole power to vote and dispose of 6,160 shares of Class A Common as custodian for his minor son; (c) has sole power to vote and dispose of 4,200 shares of Class A Common as custodian for his minor daughter; (c) is deemed to share the power to vote and to dispose of 8,380 shares of Class A Common held by his spouse and 7,716 shares of Class A Common held in a trust for the benefit of a daughter, both of whom reside with Mr. Rankin; and (d) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 848,483 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 13.1% of the outstanding Class A Common.

CUSIP NO. 629579 10 3                                        Page 15 of 18 Pages

                  Roger F. Rankin. Mr. Rankin (a) shares with NCB the power to vote and to dispose of 116,237 shares of Class A Common under the Agreement dated September 11, 1973, creating a trust for the benefit of Mr. Rankin; (b) is deemed to share the power to vote and to dispose of 2,400 shares of Class A Common held by his spouse, 2,465 shares of Class A Common held by a daughter, and 578 shares of Class A Common held by another daughter, all of whom reside with Mr. Rankin; and (c) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 859,975 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 13.3% of the outstanding Class A Common.

                  Bruce T. Rankin. Mr. Rankin shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, which shares constitute approximately 11.4% of the outstanding Class A Common.

         (c) On December 30, 1997, Claiborne R. Rankin contributed 49 shares of Class A Common to several charities. On December 31, 1997, Roger F. Rankin made gifts of 190 shares of Class A Common to a trust for the benefit of a daughter, and 190 shares of Class A Common to a trust for the benefit of another daughter. Except for the transactions referred to in the two immediately preceding sentences and the contribution of Class A Common by the Reporting Persons to RMI and the Partnership, there have been no transactions in Class A Common by any of the persons named in response to Item 2 hereof during the 60 days prior to February 16, 1998.

        (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common which is held by the Partnership.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Under the terms of the Partnership Agreement, RMI has the sole power to vote the Class A Common held by the Partnership. Further under such terms, RMI exercises such power by a majority vote of its board of directors which consists of Alfred M. Rankin, Jr., Claiborne R. Rankin, Roger F. Rankin and Thomas T. Rankin.

         (b) Under the terms of the Partnership Agreement, the Partnership may not dispose of Class A Common without the consent of RMI and the approval of the holders of more than 75% of all Partnership Interests. Under such terms, RMI exercises such power of consent by a majority vote of its board of directors.

         (c) The Shareholders' Agreement of Rankin Management, Inc. dated as of November 14, 1996 (the "RMI Shareholder's Agreement"), the Articles of Incorporation of RMI (the "Articles") and the Partnership Agreement restrict the transfer of shares of common stock of RMI ("RMI Shares") and Partnership Interests by RMI's shareholders and the Partners and provide such persons with a right of first refusal to acquire RMI Shares or Partnership Interests which an RMI

CUSIP NO. 629579 10 3                                        Page 16 of 18 Pages

shareholder or a Partner desires to sell and a call right to compel the sale of RMI Shares or Partnership Interests by RMI shareholders or the Partners who are not members of a "Family Group," consisting of one of Clara L. T. Rankin's sons, his spouse and their descendants. These transfer restrictions, rights of first refusal and call options are more fully set forth in the RMI Shareholders' Agreement, the Articles and the Partnership Agreement, copies of which are attached hereto as Exhibits 2, 3, and 4, respectively, and incorporated herein in their entirety.

         (d) Except as set forth above in this Schedule 13D , the exhibits hereto, and the Schedule 13D (and exhibits attached thereto) filed on November 25, 1996 by RMI, the Reporting Individuals, Victoire G. Rankin and CTR Family Associates, L.P. with respect to the Class B Common Stock of the Company, as amended on November 26, 1996 and as further amended on January 10, 1997 (which
Schedule 13D and exhibits are incorporated herein by this reference), none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed As Exhibits

(Exhibit 1)       Agreement pursuant to Rule 13d-1(f)(1)(iii), at page 18 of the manually signed and sequentially paginated copy of this Statement.

(Exhibit 2)       Shareholders'  Agreement of Rankin  Management,  Inc.,  dated as of November 14, 1996.

(Exhibit 3)       Articles of Incorporation of Rankin Management, Inc.

(Exhibit 4)       Limited  Partnership  Agreement of Rankin Associates II, L.P.,
                  dated as of February 6, 1998.

(Exhibit 5)       Schedule  13D (and  exhibits  attached  thereto)  filed on
                  November 25, 1996 by RMI, the Reporting Individuals,  Victoire
                  G. Rankin and CTR Family Associates,  L.P. with respect to the
                  Class B Common  Stock of the  Company,  as amended on November
                  26,  1996 and as further  amended on January  10,  1997 (which
                  Schedule 13D and exhibits are incorporated herein by this reference).

                        [Signatures begin on next page.]

CUSIP NO. 629579 10 3                                        Page 17 of 18 Pages



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1996

                         Name:  Rankin Associates II, L.P.

                         By:    Rankin Management, Inc.,
                                its Managing Partner


                         By:    /s/ Alfred M. Rankin, Jr.

                                Alfred M. Rankin, Jr., President

                         Name:  Rankin Management, Inc.


                         By:    /s/ Alfred M. Rankin, Jr.
                                Alfred M. Rankin, Jr., President


                                /s/ Alfred M. Rankin, Jr.

                         Name:  Alfred M. Rankin, Jr.

                         Name:  Rankin Management, Inc.


                         By:    /s/ Alfred M. Rankin, Jr.
                                Alfred M. Rankin, Jr., President

                                Attorney-in-Fact for Clara L. T. Rankin*
                                Attorney-in-Fact for Thomas T. Rankin*
                                Attorney-in-Fact for Claiborne R. Rankin*
                                Attorney-in-Fact for Roger F. Rankin*
                                Attorney-in-Fact for Bruce T. Rankin*


* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26.



CUSIP NO. 629579 10 3                                        Page 18 of 18 Pages